

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Mr. Thomas C. Elliott
Chief Financial Officer
Resource America, Inc.
Navy Yard Corporate Center
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re: Resource America, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 14, 2012**
> **File No. 000-04408**

Dear Mr. Elliott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1.   Please be advised that we may issue additional comments to your filing after you file your proxy statement on Schedule 14A.

Item 7. Management's Discussion and Analysis of Financial Condition…

Dividends, page 38

2.   We note that paid cash dividends exceeded net cash from operating activities for the fiscal year ended September 30, 2012. Please tell us the sources of such payments and confirm that you will include similar disclosure in future filings.

Consolidated Statements of Operations, page 47

3. We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations. Please tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Note 9 – Variable Interest Entities, page 68

4. We note your conclusion that Resource Capital Corp. ("RSO") is a variable interest entity that you do not consolidate as it does not have the obligation of, or right to, losses or earnings that would be significant to RSO. Please provide us with a detailed analysis supporting your conclusion that you do not have the obligation of, or right to, losses or earnings that would be significant to RSO.

Note 18 - Income Taxes, page 77

5. We note that you have recorded net deferred tax assets of $34.6 million at September 30, 2012, which includes a valuation allowance of $5.8 million. Given the significant losses recognized in each of the fiscal years ended September 30, 2008 through 2011, and the fact that you would have experienced a loss in the fiscal year ended September 30, 2012 absent the impact from the gain on deconsolidation and sale of subsidiaries, please provide us with a detailed analysis to support your conclusion that no additional valuation allowance is warranted related to your net operating loss carryforwards. Your response should address both the positive and negative evidence you considered in making this determination in accordance with ASC 740, and should specifically address the guidance in ASC 740-10-30-21. In addition, please describe for us the tax planning strategies related to your assessment that the other net deferred tax assets will be realized.

Item 9A. Controls and Procedures

Disclosure Controls, page 99

6. Please explain to us how you concluded that your disclosure controls and procedures were effective as of September 30, 2012 in light of the material weakness that prevented you from concluding that your internal control over financial reporting was effective as of September 30, 2012.

Management's Report on Internal Control over Financial Reporting, page 99

7. We note that management's conclusion on the ineffectiveness of internal control over financial reporting ("ICFR") is limited to ICFR surrounding the valuation for two legacy real estate investments. As discussed in Section II.B.2 of SEC Release No. 33-8810, available on our website at http://sec.gov/rules/interp/2007/33-8810.pdf, the disclosure

requirements state that management's annual report on ICFR must include a statement as to whether or not ICFR is effective and do not permit management to issue a report on ICFR subject to certain qualifications, scope limitations, or exceptions. Please amend your filing to eliminate the limited scope language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or Sonia Barros, Special Counsel at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant